UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                SCHEDULE 13D/A-2


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)


                         MAKO MARINE INTERNATIONAL, INC.
                                (Name of Issuer)



                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)


                                   560878 10 0
                                 (CUSIP Number)

                                KENNETH BURROUGHS
                              TRACKER MARINE, L.P.
                                2500 EAST KEARNEY
                           SPRINGFIELD, MISSOURI 65803
                                 (417) 873-5900
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                    Copy to:
                             ROBERT H. WEXLER, ESQ.
                         GALLOP, JOHNSON & NEUMAN, L.C.
                          101 SOUTH HANLEY, SUITE 1600
                            ST. LOUIS, MISSOURI 63105
                                 (314) 862-1200

                                 AUGUST 7, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


                                Page 1 of 5 Pages

                                  SCHEDULE 13D


1.   NAME OF REPORTING PERSON
     SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Tracker Marine, L.P.
     43-1686170

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)      |_|
                                                              (b)      |_|

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                    |_|


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Missouri

NUMBER OF                           7.       SOLE VOTING POWER
SHARES                                       7,330,000
BENEFICIALLY
OWNED BY                            8.       SHARED VOTING POWER
EACH                                         0
REPORTING
PERSON                              9.       SOLE DISPOSITIVE POWER
WITH                                         7,330,000

                                    10.      SHARED DISPOSITIVE POWER
                                             0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,330,000 shares of Common Stock.

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                   |_|

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) APPROXIMATELY 81.0%. Based upon 9,055,000 shares of Mako Common Stock outstanding (including the 6,400,000 issued upon consummation of the transactions described in Item 3 hereof) as of May 12, 1997, as reported by the Issuer.

14.  TYPE OF REPORTING PERSON
     PN

                                Page 2 of 5 Pages

Item 4.  Purpose of Transaction.

         The purpose of Tracker's acquisition of the CAVC Shares and the Mako Shares is to control and operate Mako. Tracker, through its wholly-owned subsidiary Trackaq, Inc. ("Trackaq"), has adopted a plan of merger (the "Plan") providing for the merger of Trackaq into Mako, with Mako the survivor. Under Florida law, no authorization or approval of the directors or shareholders of Mako is required to consummate the merger as provided in the Plan. Under the Plan (i) the directors of Trackaq would become the directors of the survivor, and (ii) the articles of association and bylaws of Mako would remain the articles of association and bylaws of the survivor. Under the Plan, current shareholders of Mako other than Tracker and holders of warrants and other derivative securities of Mako will be entitled to receive cash for their securities. Upon consummation of the merger, Mako will become a wholly-owned subsidiary of Tracker.

         The Board of Directors of Mako on this date has authorized Mako to terminate the registration of its securities under the Securities Exchange Act of 1934, as amended.

         Except as set forth herein, neither Tracker, JLM, nor any of JLM's executive officers has any current plans or proposals that relate to or would result in: (a) the acquisition by any person of additional shares of Mako Common Stock or the disposition of shares of Mako Common Stock; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving Mako or any of its subsidiaries; (c) a sale or transfer of any material amount of assets of Mako; (d) any change in the present board of directors or management of Mako, including plans, or proposals to change the number or term of directors or to fill any vacancies on the board; (e) any material change in the present capitalization or dividend policy of Mako; (f) any other material change in Mako's business or corporate structure; (g) any change in Mako's charter or bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of Mako by any person,
(h) causing a class of securities of Mako to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of Mako becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. Notwithstanding the foregoing, Tracker may acquire additional shares of Mako Common Stock or effect any of the aforedescribed transactions if, in the future, Tracker should determine that such action would be in its best interest.



                                Page 3 of 5 Pages

Item 7.  Material to be Filed as Exhibits.

         The following exhibits are filed as part of this Schedule 13D:

Exhibit 2.1   --   Mako Stock Purchase Agreement (including the
                   form of Anti-Dilution Option attached as Exhibit thereto).

Exhibit 2.2   --   CAVC Stock Purchase Agreement.

Exhibit 2.3   --   Letter Agreement dated January 16, 1997.

Exhibit 2.4   --   Plan of Merger adopted by Trackaq, Inc.


                                Page 4 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           TRACKER MARINE, L.P.

                                       By: JLM Management Company,
                                           its General Partner



                                       By: /s/ Kenneth Burroughs
                                           ------------------------------
                                       Name:  Kenneth Burroughs
                                       Title: President

Dated: August 8, 1997



                                Page 5 of 5 Pages

                                  EXHIBIT INDEX

Exhibit                           Description

2.1 Stock Purchase Agreement, dated December 4, 1996, by and between Tracker Marine, L.P. and Mako Marine International, Inc. (including the form of Anti-Dilution Option attached as Exhibit A thereto).

2.2 Stock Purchase Agreement, dated December 4, 1996, by and between Tracker Marine, L.P. and Credit America Venture Capital, Inc.

2.3                               Letter Agreement, dated January 16,
                                  1997, amending the Mako Stock
                                  Purchase Agreement and the CAVC
                                  Stock Purchase Agreement.

2.4                               Plan of Merger adopted by Trackaq,
                                  Inc.